Exhibit 99.1

Waterdrop Inc. Announces Third Quarter 2025 Unaudited Financial Results

BEIJING, December 3, 2025 - Waterdrop Inc. ("Waterdrop", the "Company" or "we") (NYSE: WDH), a leading technology platform dedicated to insurance and healthcare service with a positive social impact, today announced its unaudited financial results for the three and nine months ended September 30, 2025.

Financial and Operational Highlights for the Third Quarter of 2025

•	Substantial profit growth: In the third quarter of 2025, operating profit was RMB113.8 million (US$16.0 million), marking a strong year-over-year increase of 329.8%. Net profit attributable to our ordinary shareholders reached RMB158.5 million (US$22.3 million), representing a solid year-over-year increase of 60.1%.

•	Rapid revenue expansion in the core business: Net operating revenue was RMB974.9 million (US$136.9 million), representing an increase of 38.4% year-over-year. Insurance-related income amounted to RMB869.7 million (US$122.2 million) in the third quarter of 2025, rising by 44.8% from the same period of 2024.

•	Medical crowdfunding coverage: As of September 30, 2025, approximately 485 million people had cumulatively donated a total of RMB71.2 billion to 3.61 million patients through Waterdrop Medical Crowdfunding.

•	Patient recruitment performance: As of September 30, 2025, the Company had cumulatively enrolled 13,282 patients into 1,491 clinical trial programs through the E-Find Platform.

Mr. Peng Shen, Founder, Chairman, and Chief Executive Officer of Waterdrop, commented, "We are pleased to announce another quarter of outstanding performance, marked by robust revenue expansion and significant profit growth.

For our insurance business, we upgraded our data infrastructure and real-time identification capabilities, allowing us to gain profound insights of our users within milliseconds. This enables us to optimize traffic utilization and sharpen user-acquisition performance, fueling a 32.3% sequential increase in insurance premiums. Moreover, we prioritize user needs and continue to deliver innovative insurance products to users and their loved ones. In this quarter, we introduced 'Quan Jia Fu Family Protection Plan', which covers up to nine family members under a single policy, and upgraded 'Guo Min Bao Mid-to-High-End Medical Insurance' with an expanded network of quality private hospitals.

Our commitment to AI is creating a faster, more efficient, and more intelligent platform. By deploying AI at key touchpoints, we are unlocking new levels of performance. Premiums facilitated by our 'AI Medical Insurance Expert' increased by 82% on a quarter-over-quarter basis. Thanks to our 'KEYI.AI' underwriting assistant, underwriting workflow is streamlined and the corresponding processing time is dramatically reduced, turning tasks that previously took several minutes into a near-instantaneous process. Meanwhile, our 'AI Customer Service Agent' can now independently handle approximately 600,000 inquiries in one month. To democratize these capabilities, we have launched 'Waterdrop Sea.AI', a low-code platform that empowers our employees to build and deploy custom AI solutions, further accelerating innovation across the organization.

During the third quarter, Waterdrop Medical Crowdfunding markedly fortified its campaign risk control measures. By analyzing donation visit data to identify subtle patterns, advanced analytics have improved the identification capabilities of our algorithm model. This, in turn, has improved automatic early-warning systems to better detect and reduce fraud. This quarter also witnessed the rollout of a strengthened donor evaluation system, which now offers comprehensive evaluation rationales and gives donors clear insights into how their contributions are allocated and used. These measures have profoundly enhanced the transparency, rationality, and traceability of fund distribution.

During this quarter, the E-Find Platform has consistently delivered satisfactory fulfillment quality by collaborating across our ecosystem channels and enhancing digital capabilities. At the same time, the number of ongoing projects has increased steadily. In the third quarter, we expanded our collaboration network by partnering with 216 pharmaceutical and contract research organizations. Furthermore, the number of patients enrolled reached 1,066, fueling a 31.3% year-over-year increase in revenue.

We deeply value the trust of our investors and are dedicated to delivering strong returns for shareholders. By the end of November 2025, the company had cumulatively repurchased around 58.1 million ADSs from the open market. We also recently completed our latest cash dividend of approximately US$10.9 million.

In 2025 and beyond, we expect business momentum to continue. AI is driving more and more pragmatic advancements in our business, shaping future services for better experience, improving efficiency, and bringing tangible value to users and our shareholders."

Financial Results for the Third Quarter of 2025

Operating revenue, net

Net operating revenue for the third quarter of 2025 increased by 38.4% year-over-year to RMB974.9 million (US$136.9 million) from RMB704.1 million for the same period of 2024. On a quarter-over-quarter basis, net operating revenue increased by 16.3%.

•	Insurance-related income includes insurance brokerage income and technical service income. Insurance brokerage income represents brokerage commissions earned from insurance companies. Technical service income is derived from providing technical services including analytics and intelligent recommendation service, risk assessment technical service, customer relationship maintenance, customer complaint management, claim assistance and investigation service, and user referral services, among other things, to insurance companies, insurance brokers, and agency companies. We leverage multi-dimensional consumer insights to deliver analytics and intelligent recommendation services, enabling policyholders to be matched with more suitable products and improving sales efficiency. We provide risk assessment services through the analysis of potential insureds' information, providing risk assessment results that help insurers refine their risk analysis capabilities. Consideration for each of these services is primarily based on standard unit prices and service volumes rendered during the period. Our insurance-related income amounted to RMB869.7 million (US$122.2 million) in the third quarter of 2025, representing an increase of 44.8% year-over-year from RMB600.7 million for the third quarter of 2024, which was mainly due to the increase in technical service income. Our technical service income amounted to RMB196.4 million (US$27.6 million) in the third quarter of 2025, comparing with RMB10.2 million for the same quarter of 2024. On a quarter-over-quarter basis, insurance-related income increased by 17.8%.

•	Crowdfunding service fees represent the service income earned when patients successfully withdraw the proceeds from their crowdfunding campaigns. Our role is to operate the Waterdrop Medical Crowdfunding platform to provide crowdfunding related services through the internet, enabling patients with significant medical bills to seek help from caring hearts through technology (the "medical crowdfunding services"). Our medical crowdfunding services generally consist of providing technical and internet support, managing, reviewing and supervising the crowdfunding campaigns, providing comprehensive risk management and anti-fraud measures, and facilitating the collection and transfer of the funds. For the third quarter of 2025, we generated RMB65.7 million (US$9.2 million) in service fees, maintaining nearly the same level as RMB65.8 for the third quarter of 2024. On a quarter-over-quarter basis, crowdfunding service fees slightly decreased by 2.6%.

•	Digital clinical trial solution income represents the service income earned from our customers mainly including biopharmaceutical companies and leading biotechnology companies. We match qualified and suitable patients for enrollment in clinical trials for our customers and generate digital clinical trial solution revenue for successful matches and we typically charge our customers a fixed unit price per successful match. For the third quarter of 2025, our digital clinical trial solution income amounted to RMB31.9 million (US$4.5 million), representing an increase of 31.3% from RMB24.3 million in the same period of 2024. On a quarter-over-quarter basis, digital clinical trial solution income increased by 14.9%.

Operating costs and expenses

Operating costs and expenses increased by 27.1% year-over-year to RMB861.1 million (US$121.0 million) for the third quarter of 2025. On a quarter-over-quarter basis, operating costs and expenses increased by 16.3%.

•	Operating costs increased by 39.5% year-over-year to RMB475.1 million (US$66.7 million) for the third quarter of 2025, as compared with RMB340.6 million for the third quarter of 2024, which was primarily driven by (i) an increase of RMB66.7 million in costs of referral and service fees, (ii) an increase of RMB32.4 million in personnel costs, and (iii) an increase of RMB16.9 million in the costs for the crowdfunding consultants team. On a quarter-over-quarter basis, operating costs increased by 14.1% from RMB416.5 million, primarily due to (i) an increase of RMB25.6 million in costs of referral and service fees, and (ii) an increase of RMB16.4 million in personnel costs.

•	Sales and marketing expenses increased by 40.3% year-over-year to RMB243.0 million (US$34.1 million) for the third quarter of 2025, as compared with RMB173.2 million for the same quarter of 2024. The increase was primarily due to an increase of RMB79.0 million in marketing expenses for third-party traffic channels, partially offset by a decrease of RMB7.1 million in outsourced sales and marketing service fees to third parties. On a quarter-over-quarter basis, sales and marketing expenses increased by 22.2% from RMB198.8 million, primarily due to an increase of RMB49.1 million in marketing expenses for third-party traffic channels.

•	General and administrative expenses decreased by 23.7% year-over-year to RMB84.7 million (US$11.9 million) for the third quarter of 2025, as compared with RMB111.0 million for the same quarter of 2024. The year-over-year variance was due to (i) a decrease of RMB15.6 million in personnel costs and share-based compensation expenses, and (ii) an impairment of intangible assets related to Shenlanbao of RMB20.6 million recorded in the third quarter of 2024, with no corresponding item in the third quarter of 2025, and offset by (iii) an increase of RMB8.8 million in allowance for credit losses. On a quarter-over-quarter basis, general and administrative expenses increased by 15.4% from RMB73.4 million, due to an increase of RMB19.1 million in allowance for credit losses, partially offset by a decrease of RMB6.2 million in personnel costs and share-based compensation expenses.

•	Research and development expenses increased by 10.2% year-over-year to RMB58.3 million (US$8.2 million) for the third quarter of 2025, as compared with RMB53.0 million for the same period of 2024, which was primarily driven by (i) an increase of RMB3.2 million in personnel costs and share-based compensation expenses, and (ii) an increase of RMB2.7 million in cloud server expense and other related technical support expenses. On a quarter-over-quarter basis, research and development expenses increased by 12.3% from RMB51.9 million. The increase was primarily due to (i) an increase of RMB4.7 million in personnel costs and share-based compensation expenses, and (ii) an increase of RMB2.2 million in cloud server and other related technical support expenses.

Operating profit for the third quarter of 2025 was RMB113.8 million (US$16.0 million), as compared with RMB26.5 million for the third quarter of 2024 and RMB97.3 million for the second quarter of 2025.

Interest income for the third quarter of 2025 was RMB37.5 million (US$5.3 million), as compared with RMB36.0 million for the third quarter of 2024 and RMB29.5 million for the second quarter of 2025.

Income tax expense for the third quarter of 2025 was RMB9.6 million (US$1.4 million), as compared with income tax benefit of RMB7.8 million for the third quarter of 2024 and income tax benefit of RMB2.9 million for the second quarter of 2025.

Net profit attributable to the Company's ordinary shareholders for the third quarter of 2025 was RMB158.5 million (US$22.3 million), as compared with RMB99.0 million for the same period of 2024, and RMB140.2 million for the second quarter of 2025.

Adjusted net profit attributable to the Company's ordinary shareholders (non-GAAP(1)) for the third quarter of 2025 was RMB167.7 million (US$23.6 million), as compared with RMB126.0 million for the same period of 2024 and RMB151.6 million for the second quarter of 2025.

(1)	See the sections entitled "Non-GAAP Financial Measure" and "Reconciliations of GAAP and Non-GAAP Results" for more information about the non-GAAP measures referred to in this announcement.

Cash position(2)

As of September 30, 2025, cash position of the Company was RMB3,510.0 million (US$493.1 million), as compared with RMB3,670.3 million as of December 31, 2024.

Share Repurchase Programs

Pursuant to the share repurchase programs launched in September 2021, September 2022, September 2023, September 2024, and September 2025, respectively, we had cumulatively repurchased approximately 58.1 million ADSs from the open market with cash for a total consideration of approximately US$113.4 million as of November 30, 2025.

Supplemental Information

We organize and report our business in the following operating segments:

•	Insurance, which mainly includes insurance brokerage service and technical service;

•	Crowdfunding, which mainly includes crowdfunding service; and

•	Others, which do not individually or in the aggregate meet the quantitative and qualitative thresholds to be individually reportable and are aggregated.

The table below sets forth the segment operating results, with three-month and nine-month ended September 30, 2024 retrospectively adjusted to conform to this presentation.

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2024	June 30, 2025	September 30, 2025		September 30, 2024	September 30, 2025
	RMB	RMB	RMB	USD	RMB	RMB	USD
	(All amounts in thousands)
Operating revenue, net
Insurance	600,726	738,561	869,660	122,160	1,781,335	2,266,209	318,332
Crowdfunding	65,839	67,419	65,657	9,223	202,512	200,207	28,123
Others	37,576	31,979	39,543	5,555	101,150	100,097	14,061
Total consolidated operating revenue, net	704,141	837,959	974,860	136,938	2,084,997	2,566,513	360,516
Operating costs and expenses
Insurance	(478,225)	(567,642)	(693,216)	(97,376)	(1,406,716)	(1,767,433)	(248,271)
Crowdfunding	(83,741)	(99,519)	(98,771)	(13,874)	(275,587)	(295,589)	(41,521)
Others	(69,292)	(58,620)	(60,291)	(8,468)	(191,748)	(172,911)	(24,288)
Operating profit/(loss)
Insurance	122,501	170,919	176,444	24,784	374,619	498,776	70,061
Crowdfunding	(17,902)	(32,100)	(33,114)	(4,651)	(73,075)	(95,382)	(13,398)
Others	(31,716)	(26,641)	(20,748)	(2,913)	(90,598)	(72,814)	(10,227)
Total segment operating profit	72,883	112,178	122,582	17,220	210,946	330,580	46,436
Unallocated items*	(46,413)	(14,842)	(8,817)	(1,240)	(85,748)	(43,586)	(6,121)
Total consolidated operating profit	26,470	97,336	113,765	15,980	125,198	286,994	40,315
Total other income	60,842	40,032	54,331	7,632	141,989	136,053	19,111
Consolidated profit before income tax	87,312	137,368	168,096	23,612	267,187	423,047	59,426

*	The share-based compensation represents unallocated items in the segment information because our management does not consider this as part of the segment operating performance measure.

(2)	Cash position includes cash and cash equivalents, short-term investments, and long-term debt investments included in long-term investments.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars ("USD" or "US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1190 to US$1.00, the noon buying rate in effect on September 30, 2025 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measure

The Company uses non-GAAP financial measure, adjusted net profit attributable to our ordinary shareholders, in evaluating the Company's operating results and for financial and operational decision-making purposes. Adjusted net profit attributable to our ordinary shareholders represents net profit attributable to our ordinary shareholders excluding share-based compensation expense attributable to our ordinary shareholders, foreign currency exchange gain or losses, impairment of intangible assets acquired from business combination and related tax effects on non-GAAP adjustments.

The non-GAAP financial measure is not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measure has limitations as analytical tools and when assessing the Company's operating performance, investors should not consider it in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Investors are encouraged to review the Company's historical non-GAAP financial measure to the most directly comparable GAAP measure. Adjusted net profit attributable to our ordinary shareholders presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measure differently, limiting its usefulness as a comparative measure to our data.

The Company mitigates these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance.

For more information on the non-GAAP financial measure, please see the table captioned "Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Waterdrop may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Waterdrop's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Waterdrop's mission, goals and strategies; Waterdrop's future business development, financial condition and results of operations; the expected growth of the insurance, medical crowdfunding and healthcare industry in China; Waterdrop's expectations regarding demand for and market acceptance of our products and services; Waterdrop's expectations regarding its relationships with consumers, insurance carriers and other partners; competition in the industry and relevant government policies and regulations relating to insurance, medical crowdfunding and healthcare industry. Further information regarding these and other risks is included in Waterdrop's filings with the SEC. All information provided in this press release is as of the date of this press release, and Waterdrop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call Information

Waterdrop's management team will hold a conference call on December 3, 2025 at 7:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time on the same day) to discuss the financial results. Dial-in details for the earnings conference call are as follows:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Hong Kong Toll Free:	800-963976
Hong Kong:	852-58081995
Mainland China:	4001-206115
Chinese Line (Mandarin) Entry Number:	7542307
English Interpretation Line (Listen-only Mode) Entry Number:	0716285

Participants can choose between the Chinese and the English interpretation lines. Please note that the English interpretation option will be in listen-only mode. Please dial in 15 minutes before the call is scheduled to begin and provide the Elite Entry Number to join the call.

Telephone replays will be accessible two hours after the conclusion of the conference call through December 10, 2025 by dialing the following numbers:

United States Toll Free:	1-855-669-9658
International:	1-412-317-0088
Chinese Line Access Code:	8770407
English Interpretation Line Access Code:	6961259

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.waterdrop-inc.com/.

About Waterdrop Inc.

Waterdrop Inc. (NYSE: WDH) is a leading technology platform dedicated to insurance and healthcare service with a positive social impact. Founded in 2016, with the comprehensive coverage of Waterdrop Insurance Marketplace and Waterdrop Medical Crowdfunding, Waterdrop aims to bring insurance and healthcare service to billions through technology. For more information, please visit www.waterdrop-inc.com.

For investor inquiries, please contact

Waterdrop Inc.

IR@shuidi-inc.com

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, unless otherwise noted)

	As of
	December 31, 2024	September 30, 2025
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	986,323	344,532	48,396
Restricted cash	520,588	534,131	75,029
Short-term investments	1,612,619	1,104,844	155,197
Accounts receivable, net	716,206	833,383	117,065
Current contract assets	619,436	738,984	103,804
Amount due from related parties	257	226	32
Prepaid expense and other assets	182,641	209,110	29,373
Total current assets	4,638,070	3,765,210	528,896
Non-current assets
Non-current contract assets	153,749	228,739	32,131
Property, equipment and software, net	240,024	256,795	36,072
Intangible assets, net	153,011	152,914	21,480
Long-term investments	1,114,160	2,104,713	295,647
Right of use assets, net	46,872	23,240	3,265
Deferred tax assets	27,028	1,093	154
Goodwill	80,751	80,751	11,343
Total non-current assets	1,815,595	2,848,245	400,092
Total assets	6,453,665	6,613,455	928,988

Liabilities, Mezzanine Equity and Shareholders' Equity
Current liabilities
Amount due to related parties	10,616	3,794	533
Insurance premium payables	537,344	511,809	71,893
Accrued expenses and other current liabilities	704,035	862,040	121,091
Short-term loans	198,373	63,000	8,850
Current lease liabilities	34,573	10,009	1,406
Total current liabilities	1,484,941	1,450,652	203,773
Non-current liabilities
Non-current lease liabilities	10,971	12,094	1,699
Deferred tax liabilities	84,185	77,994	10,956
Total non-current liabilities	95,156	90,088	12,655
Total liabilities	1,580,097	1,540,740	216,428

Mezzanine equity
Redeemable non-controlling interests	76,133	-	-

Shareholders' equity
Class A ordinary shares	112	115	16
Class B ordinary shares	27	27	4
Treasury stock	(15)	(15)	(2)
Additional paid-in capital	6,832,214	6,754,845	948,847
Accumulated other comprehensive income	159,550	105,376	14,802
Accumulated deficit	(2,194,453)	(1,787,633)	(251,107)
Total shareholders' equity	4,797,435	5,072,715	712,560
Total liabilities, mezzanine equity and shareholders' equity	6,453,665	6,613,455	928,988

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2024	June 30, 2025	September 30, 2025		September 30, 2024	September 30, 2025
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating revenue, net	704,141	837,959	974,860	136,938	2,084,997	2,566,513	360,516
Operating costs and expenses(i)
Operating costs	(340,560)	(416,493)	(475,114)	(66,739)	(990,904)	(1,265,825)	(177,809)
Sales and marketing expenses	(173,172)	(198,785)	(242,962)	(34,129)	(512,731)	(614,143)	(86,268)
General and administrative expenses	(110,988)	(73,400)	(84,692)	(11,897)	(293,927)	(233,035)	(32,734)
Research and development expenses	(52,951)	(51,945)	(58,327)	(8,193)	(162,237)	(166,516)	(23,390)
Total operating costs and expenses	(677,671)	(740,623)	(861,095)	(120,958)	(1,959,799)	(2,279,519)	(320,201)
Operating profit	26,470	97,336	113,765	15,980	125,198	286,994	40,315
Other income
Interest income	36,005	29,534	37,537	5,273	113,319	100,885	14,171
Foreign currency exchange gain/(loss)	7,909	2,656	(388)	(55)	8,979	165	23
Others, net	16,928	7,842	17,182	2,414	19,691	35,003	4,917
Profit before income tax	87,312	137,368	168,096	23,612	267,187	423,047	59,426
Income tax benefit/(expense)	7,843	2,852	(9,630)	(1,353)	(7,771)	(20,106)	(2,824)
Net profit	95,155	140,220	158,466	22,259	259,416	402,941	56,602
Net (loss)/ profit attributable to mezzanine equity classified as non-controlling interests shareholders	(3,818)	61	-	-	(8,479)	(3,879)	(545)
Net profit attributable to ordinary shareholders	98,973	140,159	158,466	22,259	267,895	406,820	57,147
Other comprehensive income:
Foreign currency translation adjustment, net of tax	(83,054)	(33,283)	(15,103)	(2,122)	(44,414)	(62,442)	(8,771)
Unrealized (loss)/gain on available for sale investments, net of tax	-	(18,771)	9,427	1,324	-	8,268	1,161
Total comprehensive income	12,101	88,166	152,790	21,461	215,002	348,767	48,992
Total comprehensive (loss)/ profit attributable to mezzanine equity classified as non-controlling interests shareholders	(3,818)	61	-	-	(8,479)	(3,879)	(545)
Total comprehensive income attributable to ordinary shareholders	15,919	88,105	152,790	21,461	223,481	352,646	49,537
Weighted average number of ordinary shares used in computing net profit per share
Basic	3,624,431,887	3,608,253,358	3,619,786,490	3,619,786,490	3,660,415,080	3,616,138,060	3,616,138,060
Diluted	3,689,357,838	3,711,084,352	3,724,685,425	3,724,685,425	3,726,590,324	3,715,930,599	3,715,930,599
Net profit per share attributable to ordinary shareholders
Basic	0.03	0.04	0.04	0.01	0.07	0.11	0.02
Diluted	0.03	0.04	0.04	0.01	0.07	0.11	0.02

(i)	Share-based compensation expenses are included in the operating costs and expenses as follows.

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2024	June 30, 2025	September 30, 2025		September 30, 2024	September 30, 2025
	RMB	RMB	RMB	USD	RMB	RMB	USD
Sales and marketing expenses	(1,993)	(1,949)	(1,314)	(185)	(5,133)	(5,162)	(725)
General and administrative expenses	(21,297)	(11,899)	(6,940)	(976)	(51,909)	(34,366)	(4,826)
Research and development expenses	(2,563)	(994)	(563)	(79)	(8,146)	(4,058)	(570)
Total	(25,853)	(14,842)	(8,817)	(1,240)	(65,188)	(43,586)	(6,121)

WATERDROP INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, unless otherwise noted)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2024	June 30, 2025	September 30, 2025		September 30, 2024	September 30, 2025
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net profit attributable to the Company's ordinary shareholders	98,973	140,159	158,466	22,259	267,895	406,820	57,147
Add:
Share-based compensation expense attributable to the Company's ordinary shareholders	25,673	14,144	8,817	1,239	64,947	42,711	6,000
Foreign currency exchange (gain)/loss	(7,909)	(2,656)	388	55	(8,979)	(165)	(23)
Impairment of intangible assets acquired from business combination	12,336	-	-	-	12,336	-	-
Tax effects on non-GAAP adjustments	(3,084)	-	-	-	(3,084)	-	-
Adjusted net profit attributable to the Company's ordinary shareholders	125,989	151,647	167,671	23,553	333,115	449,366	63,124